Exhibit 21.2

Puget Sound Energy, Inc.

SUBSIDIARIES

1.	GP Acquisition Corp. c/o James W. Eldredge 411 108th Ave. N.E., 15th Floor Bellevue, WASHINGTON 98004-5515

2.	Hydro Energy Development Corporation (HEDC) 19515 North Creek Parkway Suite 310 Bothell, WASHINGTON 98011

3.	LP Acquisition Corp. c/o James W. Eldredge 411 108th Ave. N.E., 15th Floor Bellevue, WASHINGTON 98004-5515

4.	PSE Utility Solutions, Inc. 19515 North Creek Parkway Suite 310 Bothell, WASHINGTON 98011

5.	Puget Western, Inc. 19515 North Creek Parkway Suite 310 Bothell, WASHINGTON 98011

6.	Puget Sound Energy Services, Inc. 19515 North Creek Parkway Suite 310 Bothell, WASHINGTON 98011

7.	Washington Energy Gas Marketing Company c/o James W. Eldredge 411 108th Ave. N.E., 15th Floor Bellevue, WASHINGTON 98004-5515

8.	WNG CAP I, Inc. c/o James W. Eldredge 411 108th Ave. N.E., 15th Floor Bellevue, WASHINGTON 98004-5515

9.	Rainier Receivables, Inc. c/o James W. Eldredge 411 108th Ave. N.E., 15th Floor Bellevue, WASHINGTON 98004-5515